UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 17, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR DECEMBER 2016

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

		Actual	Increase from
	Estimated	amount	December	Total	Total actual
	amount for	completed in	2015 to	estimated	amount	Increase
	December	December	December	amount for	completed	from
	2016	2015	2016	2016	in 2015	2015 to 2016

Passenger Transportation Data
ASK (available seat
– kilometres)(millions)	17,839.83	15,612.56	14.3%	206,249.34	181,792.90	13.5%
– Domestic routes	10,948.24	10,014.97	9.3%	129,456.25	121,019.00	7.0%
– International routes	6,416.73	5,128.56	25.1%	71,180.88	55,264.62	28.8%
– Regional routes	474.86	469.03	1.2%	5,612.21	5,509.28	1.9%

RPK (revenue passenger
– kilometres)(millions)	14,064.49	11,996.24	17.2%	167,523.15	146,342.43	14.5%
– Domestic routes	8,671.79	7,729.29	12.2%	106,356.18	98,304.47	8.2%
– International routes	5,020.16	3,916.53	28.2%	56,820.33	43,848.84	29.6%
– Regional routes	372.53	350.42	6.3%	4,346.64	4,189.11	3.8%

		Actual	Increase from
	Estimated	amount	December		Total	Total actual
	amount for	completed in	2015 to		estimated	amount	Increase
	December	December	December		amount for	completed	from
	2016	2015	2016		2016	in 2015	2015 to 2016

Number of passengers carried (thousands)	8,292.95	7,459.13	11.2%		101,741.71	93,779.95	8.5%
– Domestic routes	6,821.06	6,183.15	10.3%		84,200.17	78,422.38	7.4%
– International routes	1,195.67	1,017.03	17.6%		14,325.53	12,265.16	16.8%
– Regional routes	276.23	258.95	6.7%		3,216.02	3,092.41	4.0%

Passenger load factor (%)	78.84	76.84	2.00	pts	81.22	80.50	0.72	pts
– Domestic routes	79.21	77.18	2.03	pts	82.16	81.23	0.93	pts
– International routes	78.24	76.37	1.87	pts	79.83	79.34	0.48	pts
– Regional routes	78.45	74.71	3.74	pts	77.45	76.04	1.41	pts

Freight Transportation Data
AFTK (available freight tonne
– kilometres)(millions)	827.23	803.02	3.0%		9,439.79	8,841.67	6.8%
– Domestic routes	192.81	196.36	–1.8%		2,220.53	2,336.74	–5.0%
– International routes	609.76	581.85	4.8%		6,949.15	6,223.65	11.7%
– Regional routes	24.67	24.81	–0.6%		270.11	281.28	–4.0%

RFTK (revenue freight tonne
– kilometres)(millions)	454.92	448.74	1.4%		4,874.96	4,865.12	0.2%
– Domestic routes	91.25	92.38	–1.2%		963.34	947.99	1.6%
– International routes	351.64	344.71	2.0%		3,786.01	3,791.06	–0.1%
– Regional routes	12.02	11.65	3.2%		125.61	126.07	–0.4%

Weight of freight carried (million kg)	132.49	129.34	2.4%		1,395.03	1,399.42	–0.3%
– Domestic routes	67.99	68.11	–0.2%		707.18	693.49	2.0%
– International routes	54.51	51.89	5.0%		584.80	604.29	–3.2%
– Regional routes	9.99	9.34	7.0%		103.04	101.65	1.4%

Freight load factor (%)	54.99	55.88	–0.89	pts	51.64	55.02	–3.38	pts
– Domestic routes	47.33	47.05	0.28	pts	43.38	40.57	2.81	pts
– International routes	57.67	59.24	–1.58	pts	54.48	60.91	–6.43	pts
– Regional routes	48.74	46.95	1.79	pts	46.50	44.82	1.68	pts

		Actual	Increase from
	Estimated	amount	December		Total	Total actual
	amount for	completed in	2015 to		estimated	amount	Increase
	December	December	December		amount for	completed	from
	2016	2015	2016		2016	in 2015	2015 to 2016

Consolidated Data
ATK (available tonne
– kilometres)(millions)	2,432.82	2,208.15	10.2%		28,002.23	25,203.03	11.1%
– Domestic routes	1,178.15	1,097.71	7.3%		13,871.59	13,228.45	4.9%
– International routes	1,187.26	1,043.42	13.8%		13,355.42	11,197.47	19.3%
– Regional routes	67.40	67.02	0.6%		775.21	777.11	–0.2%

RTK (revenue tonne
– kilometres)(millions)	1,708.67	1,519.05	12.5%		19,712.12	17,820.43	10.6%
– Domestic routes	865.89	783.63	10.5%		10,397.79	9,666.67	7.6%
– International routes	797.69	692.66	15.2%		8,804.68	7,657.61	15.0%
– Regional routes	45.09	42.76	5.4%		509.65	496.15	2.7%

Overall load factor (%)	70.23	68.79	1.44	pts	70.39	70.71	–0.31	pts
– Domestic routes	73.50	71.39	2.11	pts	74.96	73.07	1.88	pts
– International routes	67.19	66.38	0.80	pts	65.93	68.39	–2.46	pts
– Regional routes	66.90	63.81	3.09	pts	65.74	63.85	1.90	pts

Note:	Please refer to the latest annual report or interim report of the Company for the definitions of the indicators.

II.	FLEET STRUCTURE

As at the end of December 2016, details of the fleet structure of passenger aircraft and freighters of the Company are as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total

	Total number of passenger aircraft	213	224	135	572
	Wide-body aircraft	28	35	10	73
1	B777-300ER	9	7	–	16
2	B767	6	–	–	6
3	A330-200	12	18	3	33
4	A330-300	1	10	7	18

	Narrow-body aircraft	185	189	125	499
5	B737-700	36	19	8	63
6	B737-800	36	57	78	171
7	A319	9	24	3	36
8	A320	72	55	36	163
9	A321	32	34	–	66

	Total number of freighters	–	2	7	9
10	B747F	–	2	1	3
11	B777F	–	–	6	6

	Total number of passenger aircraft and freighters	213	226	142	581

III.	BRIEF EXPLANATION ON OPERATING DATA

In December 2016, China Eastern Airlines Corporation Limited (the “Company”) introduced two B737-800 and two A321 aircraft, and retired two A320 aircraft. The Company launched new routes such as Kunming-Nanjing-Vancouver and Shanghai- Wuhan-Panzhihua routes.

In December 2016, the Company optimized its capacity allocation and strengthened its marketing and sales strategies based on market demand. Passenger capacity of the Company increased by 14.3% year-on-year. Passenger load factor increased by 2 percentage points to 78.8% year-on-year. Due to the increase in the overall bellyhold cargo capacity, the freight transportation capacity of the Company increased by 3.0% year-on-year. Freight traffic volume increased by 1.4% year-on-year, while freight load factor was 55.0%.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
17 January 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).